Rule 424(b)(3)
                                                                  No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 23, 2000 and the Prospectus Supplement dated October 23, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of November 6, 2000, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after November 6, 2000, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On November 3, 2000, the Company acquired a TownePlace Suites(R) by Marriott(R) located in Newark, California. The Newark Property, which opened in September 2000, includes 127 guest rooms, an outdoor swimming pool, an exercise room and guest laundry facilities. The Property is located in Alameda County, adjacent to Santa Clara County, which is considered to be the heart of Silicon Valley.

         As of November 6, 2000, the Company owned interests in 23 Properties and had commitments to acquire an additional seven properties directly and an interest in one property through a joint venture. All of the Properties owned by the Company are leased on a long-term, triple-net basis and the hotels are all operated as national hotel chains.

         On November 1, 2000, the Board of Directors declared a distribution of $0.0625 per Share to stockholders of record on November 1, respectively, representing an annualized distribution rate of 7.50%.


                                  THE OFFERINGS

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in gross proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced the 1999 Offering of up to 27,500,000 Shares. On September 14, 2000, the 1999 Offering closed upon receipt of subscriptions totalling $274,998,988. Following completion of the 1999 Offering on
September 14, 2000, the Company commenced this offering of up to 45,000,000 Shares. As of November 6, 2000, the Company had received aggregate subscriptions for 46,424,120 Shares totalling $464,241,202 in gross proceeds, including 136,974 Shares ($1,369,740) issued pursuant to the Reinvestment Plan from its Initial Offering, the 1999 Offering and this offering. As of November 6, 2000, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $414,600,000. The Company has used net offering proceeds to invest, directly or indirectly, approximately $311,100,000 in 23 hotel Properties, to pay $5,000,000 as deposits on three additional hotel Properties, to redeem 140,450 Shares of Common Stock for $1,292,142 and to pay approximately $24,200,000 in acquisition fees and certain acquisition expenses, leaving approximately $73,000,000 available to invest in Properties and Mortgage Loans.


November 13, 2000                                 Prospectus Dated May 23, 2000

                                    BUSINESS

PROPERTY ACQUISITIONS

         TownePlace Suites by Marriott located in Newark, California. On November 3, 2000, the Company acquired a TownePlace Suites located in Newark, California (the "Newark Property") for $13,600,000 from TownePlace Management Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the Prospectus under the heading " -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o        The lease requires minimum rent payments of $1,360,000 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease requires percentage rent equal to seven percent of room revenues in excess of room revenues for the second lease year.

o A security deposit equal to $418,462 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established an FF&E Reserve. Deposits to the FF&E Reserve are made every four weeks as follows: 4% of gross receipts for the first lease year; 5% of gross receipts for the second lease year;
         and 6% of  gross  receipts  every  lease year thereafter.  Funds in the
         FF&E Reserve and all property  purchased with funds  from   the   FF&E
         Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the hotel exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $1,360,000.

o The Newark Property is one of the Pooled Properties described in the Prospectus Supplement dated October 23, 2000, under the heading "Business -- Palm Desert Portfolio."

         The estimated federal income tax basis of the depreciable portion of the Newark Property is approximately $11.4 million.

         The Newark Property, which opened in September 2000, is a TownePlace Suites by Marriott located in Newark, California. The Newark Property includes 127 guest rooms, an outdoor swimming pool, an exercise room and guest laundry facilities. The Property is located in Alameda County, adjacent to Santa Clara County, which is considered to be the heart of the Silicon Valley. Other lodging facilities located in proximity to the Newark Property include an Extended Stay America, a Homestead Village, two Residence Inns by Marriott and a Woodfin Suites. The average occupancy rate, the average daily room rate and the revenue per available room for the period the hotel has been operational is as follows:

                                 Newark Property
                ---------------------------------------------------
                  Average           Average            Revenue
                 Occupancy         Daily Room       per Available
   Year             Rate              Rate              Room
------------    -------------    ---------------   ----------------
  *2000            92.10%            $88.27            $81.27

* Data for the Newark Property represents the period September 1, 2000 through November 3, 2000.

         The Company believes that the results achieved by the Property, as shown in the table above, may or may not be indicative of its long-term operating potential, as the Property opened in September 2000.

PENDING INVESTMENTS

         As of November 6, 2000, the Company had initial commitments to acquire seven additional hotel properties. The seven Properties are two Courtyard by Marriott properties (one in each of Orlando, Florida and Overland Park, Kansas), one Fairfield Inn by Marriott (in Orlando, Florida) and four SpringHill Suites by Marriott (one in each of Centreville, Virginia; Charlotte, North Carolina; Orlando, Florida and Raleigh/Durham, North Carolina). The acquisition of each of these properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire all of these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the seven properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                               Estimated Purchase   Lease Term and        Minimum Annual
Property                             Price          Renewal Options            Rent                Percentage Rent
--------                       ------------------  -----------------     -----------------       -------------------

Courtyard by Marriott                 (2)          15 years; two ten-    10% of the Company's    for each lease year after the
Orlando, FL (1)                                    year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "Courtyard Little Lake                                              the property            in excess of revenues for the
Bryan Property")                                                                                 second lease year
Hotel under construction

Fairfield Inn by Marriott             (2)          15 years; two ten-    10% of the Company's    for each lease year after the
Orlando, FL (1)                                    year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "Fairfield Inn Little                                               the property            in excess of revenues for the
Lake Bryan Property")                                                                            second lease year
Hotel under construction

SpringHill Suites by Marriott         (2)          15 years; two ten-    10% of the Company's    for each lease year after the
Orlando, FL (1)                                    year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "SpringHill Suites Little                                           the property            in excess of revenues for the
Lake Bryan Property")                                                                            second lease year
Hotel under construction

Courtyard by Marriott             $15,790,000      15 years; two ten-    10% of the Company's    for each lease year after the
Overland Park, KS (3)                              year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "Courtyard Overland                                                 the property            in excess of revenues for the
Park Property")                                                                                  second lease year
Hotel under construction

SpringHill Suites by Marriott     $11,414,000      15 years; two ten-    10% of the Company's    for each lease year after the
Centreville, VA (3)                                year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "SpringHill Suites                                                  the property            in excess of revenues for the
Centreville Property")                                                                           second lease year
Hotel under construction

SpringHill Suites by Marriott     $11,773,000      15 years; two ten-    10% of the Company's    for each lease year after the
Charlotte, NC (3)                                  year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "SpringHill Suites                                                  the property            in excess of revenues for the
Charlotte Property")                                                                             second lease year
Hotel under construction

SpringHill Suites by Marriott      $8,822,000      15 years; two ten-    10% of the Company's    for each lease year after the
Raleigh/Durham, NC (3)                             year renewal options  total cost to purchase  second lease year, 7% of revenues
(the "SpringHill Suites                                                  the property            in excess of revenues for the
Raleigh/Durham Property")                                                                        second lease year
Hotel under construction




FOOTNOTES:

(1)      The leases for the  Courtyard  Little Lake  Bryan,  the  Fairfield  Inn
         Little  Lake  Bryan  and  the  SpringHill   Suites  Little  Lake  Bryan
         Properties are expected to be with the same unaffiliated lessee.

(2) The anticipated aggregate purchase price for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties is approximately $100 million.

(3) The leases for the Courtyard Overland Park, the SpringHill Suites Centreville, the SpringHill Suites Charlotte and the SpringHill Suites Raleigh/Durham Properties are expected to be with the same unaffiliated lessee.

         In addition to the above commitments, on August 28, 2000 the Company entered into an agreement in principle to invest in a property in Phoenix, Arizona (the "Desert Ridge Property"). The Desert Ridge Property is expected to be owned by a Joint Venture (the "Desert Ridge Joint Venture") between the Company, Marriott International, Inc. or an affiliate thereof, and a partnership of which an Affiliate of the Advisor will be the general partner. The Company is anticipated to have a 44% equity interest in the Desert Ridge Joint Venture, and an equivalent interest in the Desert Ridge Joint Venture's profits and losses. The overall cost of the Property (including acquisition of land, development and construction) is estimated to be approximately $293,000,000. The Company expects that the Desert Ridge Joint Venture will obtain permanent financing from a third party lender for approximately 60% of this amount, with such financing to be secured by a mortgage on the Desert Ridge Property. In addition, Marriott International, Inc. is expected to provide financing for an additional 20% of the costs to the Desert Ridge Joint Venture, secured by pledges of the co-venturers' equity interests in the Desert Ridge Joint Venture. The remaining 20% of the costs are expected to be financed by the co-venturers' equity contributions to the Desert Ridge Joint Venture. In connection with the development of the Desert Ridge Property, the Company anticipates that the Desert Ridge Joint Venture will pay Development Fees to a wholly-owned subsidiary of the Advisor that will act, along with an affiliate of Marriott International, Inc., as co-developer of the Property. The Property will be leased to a subsidiary of the Desert Ridge Joint Venture (which will also be an indirect subsidiary of the Company and will make an election after January 1, 2001 to be treated as a taxable REIT subsidiary under the Code) and will be managed by Marriott International, Inc.

         The Desert Ridge Property will be constructed on a 400 acre site as part of a 5,700 acre master-planned development in the north Phoenix/Scottsdale, Arizona area. The Property will be operated as a Marriott Resort & Spa and will include 950 guest rooms (including 85 suites), approximately 77,000 square feet of meeting and banquet facilities, a full service health spa, eating and beverage facilities that seat 947 people, two 18-hole golf courses and 8 tennis courts. The Desert Ridge Property is currently anticipated to open to the public in January 2003.